Exhibit 99.(a)(7)

Morgan Stanley Asia-Pacific Fund, Inc. Announces

Final Results of Tender Offer

(For Immediate Release)

NEW YORK, April 9, 2014 — Morgan Stanley Asia-Pacific Fund, Inc. (NYSE: APF) (the “Fund”) announced today that, in accordance with its tender offer for up to 3,502,381 of its issued and outstanding shares of common stock, which expired on April 2, 2014, the Fund has accepted 3,502,381 shares for payment on April 10, 2014 at $18.09 per share, which is equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on April 3, 2014.  The 3,502,381 shares represent 20 percent of the Fund’s outstanding shares.  A total of 11,736,470 shares were properly tendered and not withdrawn by April 2, 2014, the final date for withdrawals. Therefore, on a pro rated basis, approximately 29.84 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has over 550 investment professionals around the world and $373 billion in assets under management or supervision as of December 31, 2013. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,200 offices in 43 countries. For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.